

September 2, 2011

Via E-mail
Mr. John M. Matovina
Vice Chairman, Chief Financial Officer and Treasurer
American Equity Investment Life Holding Company

6000 Westown Parkway
West Des Moines, IA 50266

> **Re:** **American Equity Investment Life Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 001-31911**

Dear Mr. Matovina:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 4. Mortgage Loans on Real Estate, page F-29

1. Please address the following for commercial real estate loans that are "in workout" and/or "delinquent" for which you have not considered the loans to be impaired:

    - Provide us proposed disclosure to be included in future periodic reports disclosing the types of extensions and term adjustments made;
    - Tell us why an allowance was not needed for $81,994,000 of mortgage loans with no related allowance disclosed in the table at the bottom of page F-31;
    - To the extent you extend commercial loans at or near maturity at the existing loan rates or restructure the loans' interest rates or principal amounts, tell us how you considered that they were not troubled debt restructurings; and

- • For those with a guarantee, separately identify them and provide us proposed disclosure to be included in future periodic reports indicating:
  - o How you evaluated the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed was, and how often the review is performed; and
  - o How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you went through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant